Exhibit 5.1

Lloyds Banking Group plc 33 Old Broad Street London EC2N 1HZ	CMS Cameron McKenna Nabarro Olswang LLP Saltire Court 20 Castle Terrace Edinburgh EH1 2EN DX ED 194 EDINBURGH T +44 131 200 8000 F +44 131 200 8888 cms.law

17 August 2026
Your ref
Our ref	STPH/PUAL/EDN/0X2244.10118

Dear Ladies and Gentlemen

We have acted as solicitors in Scotland for Lloyds Banking Group plc (the Company) in connection with the issue by Lloyds Banking Group plc of: $1,250,000,000 5.203% Senior Callable Fixed-to-Fixed Rate Notes due 2032 (the 2032 Notes); and $1,250,000,000 5.696% Senior Callable Fixed-to-Fixed Rate Notes due 2037 (the 2037 Notes and, together with the 2032 Notes, the Notes) in an underwritten public offering pursuant to underwriting agreements and pricing agreements dated as of 10 August 2026.

The Notes are to be issued pursuant to a senior debt securities indenture dated as of 6 July 2010, between the Company and The Bank of New York Mellon, acting through its London Branch, as trustee, as amended by the First Supplemental Indenture dated as of 6 July 2016 (the Senior Indenture), as supplemented by a twenty-fourth supplemental indenture dated as of 17 August 2026 in respect of the Notes (the Supplemental Indenture, and, together with the Senior Indenture, the Indenture).

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion. For the purposes of opinion (2) in the next paragraph, we have assumed (i) the genuineness of all signatures and seals, (ii) the conformity to original documents, and completeness, of all documents submitted to us as copies and the authenticity of the originals, and (iii) that all relevant resolutions of the directors of the Company were duly passed at properly convened meetings, and have not been amended or rescinded.

UK-732284262.3

CMS Cameron McKenna Nabarro Olswang LLP is a limited liability partnership registered in England and Wales with registration number OC310335. It is a body corporate which uses the word “partner” to refer to a member, or an employee or consultant with equivalent standing and qualifications. It is authorised and regulated by the Solicitors Regulation Authority of England and Wales with SRA number 423370. A list of members and their professional qualifications is open to inspection at the registered office, Cannon Place, 78 Cannon Street, London EC4N 6AF. Members are either solicitors or registered foreign lawyers. VAT registration number: 974 899 925. Further information about the firm can be found at cms.law

CMS Cameron McKenna Nabarro Olswang LLP is a member of CMS Legal Services EEIG (CMS EEIG), a European Economic Interest Grouping that coordinates an organisation of independent law firms. CMS EEIG provides no client services. Such services are solely provided by CMS EEIG’s member firms in their respective jurisdictions. CMS EEIG and each of its member firms are separate and legally distinct entities, and no such entity has any authority to bind any other. CMS EEIG and each member firm are liable only for their own acts or omissions and not those of each other. The brand name “CMS” and the term “firm” are used to refer to some or all of the member firms or their offices. Further information can be found at www.cmslegal.com

Notice: the firm does not accept service by e-mail of court proceedings, other processes or formal notices of any kind without specific prior written agreement.

On the basis of the foregoing, we advise you that, in our opinion, (1) the Notes have been duly authorised in accordance with the Indenture, and, when the Notes have been (a) executed and authenticated, and (b) delivered and duly paid for by the purchasers thereof, the Notes will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally (including the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it) and equitable principles of general applicability, (2) the Senior Indenture and the Supplemental Indenture have been duly authorised by all necessary corporate action on the part of the Company, and, insofar as Scots law governs the formalities of execution and delivery thereof, have been duly executed and delivered by or on behalf of the Company, and (3) subject to the laws and equitable principles referred to above the Indenture constitutes valid and binding obligations of the Company, enforceable against the Company in accordance with its terms.

The foregoing opinion is limited to the laws of Scotland. We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the State of New York and the Federal laws of the United States of America and our opinion is subject to such laws including the matters stated in the opinion of Davis Polk & Wardwell London LLP. The laws of the State of New York are the chosen governing law of the Notes and the Indenture and we have assumed that the Notes and the Indenture constitute valid, binding and enforceable obligations of the Company, enforceable against the Company in accordance with their terms, under such laws.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent, except that it may be disclosed (on a non-reliance basis) to affiliates of the Company.

Yours faithfully

/s/ CMS Cameron McKenna Nabarro Olswang LLP

CMS Cameron McKenna Nabarro Olswang LLP